FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

...y Street, Central, Hong Kong.
六號騏利大廈九樓
• E-mail: fw@fairwind.com.hk

07025337

Your Ref:

Our Ref: S/5411/89 LTO/sl

9th July, 2007

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

Enc.
c.c. the Company

dlw 7/19

File No. 82-3594

Annex A to Letter to the SEC
Dated 9th July, 2007 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of movement of securities in Hong Kong

   Date : 30th June, 2007

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th June, 2007

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter Lee Yip Wah Tel No.: 28271778
(Name of Responsible Official)

Date: 6th July, 2007

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2. Preference shares:
3.	Other classes of shares	:		please specify: ______
4.	Warrants	:		please specify: ______